SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Bioceres Crop Solutions Corp.
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G1117K 114
(CUSIP Number)

Gloria Montaron Estrada

Executive Director

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 22,572,333
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 19,369,695
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,572,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.4%
14	Type of Reporting Person HC

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 23,572,333
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 20,369,695
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,572,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.4%
14	Type of Reporting Person HC

CUSIP No. G1117K 114

1	Names of Reporting Person. THEO I SCSp
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,572,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.4%
14	Type of Reporting Person HC

CUSIP No. G1117K 114

SCHEDULE 13D

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2019, (as amended by Amendment No. 1 filed with the SEC on July 2, 2020, Amendment No. 2 filed with the SEC on August 28, 2020, Amendment No. 3 filed with the SEC on November 25, 2020 and Amendment No. 4 filed with the SEC on August 6, 2021) (the “Schedule 13D”), by Bioceres LLC and Bioceres S.A. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. On October 13, 2021, Bioceres LLC, on behalf of its affiliate Bioceres Group plc (formerly known as Bioceres Group Limited), transferred 1,000,000 shares of the Issuer (as defined below) to THEO I SCSp, a special limited partnership (société en commandite spéciale) incorporated in the Grand Duchy of Luxembourg and a majority owned subsidiary of Bioceres Group plc, for which Bioceres Group plc received certain units in THEO I SCSp (the “Transaction”). The Transaction was consummated on October 13, 2021.

Item 1.	Security and Issuer

This statement relates to the ordinary shares, par value $0.0001 per share, of Bioceres Crop Solutions Corp. (formerly known as Union Acquisition Corp. (“UAC”) (the “Issuer”). The principal executive office of the Issuer is located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)            Bioceres LLC, which is the holder of record of approximately 47.2% of the issued and outstanding ordinary shares of the Issuer (19,369,695), calculated based upon 41,080,803 outstanding ordinary shares, which was derived from (i) 41,087,803 outstanding ordinary shares as of June 1, 2021 (pursuant to the issuance of ordinary shares as reported on the Issuer’s Form S-8) minus (ii) 7,000 ordinary shares acquired under the buy-back program (as reported on the Issuer’s 20-F).

(ii)            Bioceres S.A., the parent company of Bioceres LLC and the Issuer, and the ultimate beneficial holder of ordinary shares held by Bioceres LLC.

(iii)            THEO I SCSp, which is the holder of approximately 2.4% of the issued and outstanding shares of the Issuer (1,000,000).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)            The address of the principal business and principal office of Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle. The address of the principal business and principal office of Bioceres S.A. is Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. The address of the principal business and principal office of THEO I SCSp is 30 boulevard Royal, L-2449 Luxembourg. The Reporting Persons’ principal business is providing fully-integrated crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers and emerging solutions, including high value research and development, technical and advisory services.

(c)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. G1117K 114

(d)            None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e)            Bioceres LLC is a Delaware limited liability company. Bioceres S.A. is a company organized under the laws of Argentina. THEO I SCSp is a special limited partnership (société en commandite spéciale) incorporated in the Grand Duchy of Luxembourg.

Item 3.	Source and Amount of Funds or Other Consideration.

The consideration for the Transaction consisted of 1,000,000 ordinary shares of the Issuer.

Item 4.	Purpose of the Transaction

The purpose of the Transaction was for THEO I SCSp to become a shareholder of the Issuer.

The ordinary shares owned by the Reporting Persons remained at 20,369,695. In addition, the Reporting Persons have the shared power to vote or to direct the vote 3,202,638 of ordinary shares pursuant to the shareholders agreement described under Item 6 below, resulting in a total of 23,572,333 ordinary shares beneficially owned by the Reporting Persons.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons, calculated based upon 41,080,803 outstanding ordinary shares, which was derived from (i) 41,087,803 outstanding ordinary shares as of June 1, 2021 (pursuant to the issuance of the ordinary shares as reported on the Issuer’s Form S-8) minus (ii) 7,000 ordinary shares acquired under the buy-back program (as reported on the Issuer’s 20-F), are as follows:

Bioceres LLC

a)	Amount beneficially owned: 22,572,333	Percentage: 54.9%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	0
	Shared power to vote or to direct the vote:	22,572,333
	Sole power to dispose or to direct the disposition of:	0
	Shared power to dispose or to direct the disposition of:	19,369,695

Bioceres S.A.

a)	Amount beneficially owned: 23,572,333	Percentage: 57.4%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	0
	Shared power to vote or to direct the vote:	23,572,333
	Sole power to dispose or to direct the disposition of:	0
	Shared power to dispose or to direct the disposition of:	20,369,695

THEO I SCSp

	Amount beneficially owned: 1,000,000	Percentage: 2.4%
	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	0
	Shared power to vote or to direct the vote:	1,000,000
	Sole power to dispose or to direct the disposition of:	0
	Shared power to dispose or to direct the disposition of:	1,000,000

CUSIP No. G1117K 114

Bioceres LLC is a wholly-owned subsidiary of, and controlled by, Bioceres S.A. As a result, Bioceres S.A. may be deemed to be the ultimate beneficial owner of ordinary shares held by Bioceres LLC.

(c)            None of the Reporting Persons has effected any transactions of the Issuer’s ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The summary of each agreement set forth below is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference herein as Exhibit 10.1 and 10.2, respectively.

Amended and Restated Registration Rights Agreement

On March 14, 2019, UAC consummated a previously announced business combination pursuant to a share exchange agreement, dated as of November 8, 2018, by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to an internal reorganization. Upon the consummation of the business combination, UAC’s initial shareholders prior to the initial public offering and their affiliates, including certain directors of UAC (collectively the “restricted stockholders”) entered into an Amended and Restated Registration Rights Agreement in respect of the restricted securities held by such restricted stockholders. Pursuant to the Registration Rights Agreement, the restricted stockholders and their permitted transferees will be entitled to certain registration rights, including, among other things, customary registration rights, including demand and piggy-back rights. Additionally, the restricted stockholders agreed not to sell, transfer, pledge or otherwise dispose of the ordinary shares they own for one year from the consummation of the business combination.

Shareholders Agreement

Prior to the consummation of the business combination, Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (“IPS”) entered into a shareholders agreement, pursuant to which, among other things, (i) Bioceres LLC has a right of first refusal for any transfer of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS, (ii) each party has a tag-along right with respect to sales of ordinary shares by other parties, (iii) Bioceres LLC has a drag-along right to cause the sales of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS in connection with a third-party offer to buy a number of ordinary shares that exceed the number of shares held by Bioceres LLC, and (iv) Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS agreed to vote in agreement with Bioceres LLC at any shareholders’ meeting during the existence of such shareholders agreement.

CUSIP No. G1117K 114

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1*	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to Bioceres Crop Solutions Corp.’s Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

Exhibit 10.2*	Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOCERES LLC

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Manager
Date: October 15, 2021

BIOCERES S.A.

By	/s/ Federico Trucco
Name: Federico Trucco
Title: Attorney-in-fact
Date: October 15, 2021

THEO I SCSp

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-fact
Date: October 15, 2021